Exhibit 99.1

ENTRÉE GOLD REPORTS ON SECOND QUARTER 2012

Vancouver, B.C., August 14, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended June 30, 2012.

Greg Crowe, President and CEO commented, "Both of our senior projects are advancing rapidly.  During the second quarter, Rio Tinto confirmed its funding for Phase 1 and Phase 2 construction of the Oyu Tolgoi mining complex.  Ivanhoe Mines, now known as Turquoise Hill Resources, successfully closed a $1.8 billion rights offering in July, which is a key component of the funding commitments.  Phase 2 includes the development plan for Lift 1 of the Entrée – Oyu Tolgoi LLC Hugo North Extension deposit.  In addition, Rio Tinto has provided a bridge loan to ensure uninterrupted progress of development and has committed to fully support a project finance package of US$3-4 billion.  In Nevada, recent metallurgical results yielded excellent copper recoveries for both the Ann Mason sulphide deposit and the Blue Hill oxide target.  These results will be considered as part of the Preliminary Economic Assessment expected within the second half of 2012.”

Highlights for the quarter ended June 30, 2012 and beyond include:

Mongolia

Lookout Hill Joint Venture

•
 On April 18, 2012, Ivanhoe Mines (now known as Turquoise Hill Resources Ltd., “Turquoise Hill”) announced that it has signed a binding memorandum of agreement with its majority shareholder Rio Tinto that establishes Rio Tinto’s support for a series of funding measures expected to cover all projected capital requirements for the Oyu Tolgoi mining complex for the next four to five years.

•
On April 25, 2012, Entrée announced that core hole EJD0034A collared on the eastern flank of the Heruga deposit intersected 590 metres of 0.33% copper, 0.70 grams per tonne (“g/t”) gold and 56 parts per million (“ppm”) molybdenum, or 0.80% copper equivalent (“CuEq”).  This intersection is not included in the reported Heruga inferred resource estimate (see news release of March 30, 2012) and may represent an eastward step-out to the deposit.

•	On July 27, 2012, Turquoise Hill announced the closing of its $1.8 billion rights offering, with proceeds to be used to advance the construction and development of the Oyu Tolgoi mining complex.

Development of the Oyu Tolgoi mining complex continues at a rapid pace, with Turquoise Hill announcing on June 28, 2012 that Phase 1 construction was 90% complete.  First development ore has been delivered to the crusher, marking yet another key milestone for the project team and stakeholders.  As this project advances, the Company looks forward to first development production from the Lift 1 underground operations on the Entrée – Oyu Tolgoi LLC (“OTLLC”) joint venture ground expected in 2015.

Entrée’s joint venture partner, OTLLC, continues to explore various targets on the Entrée-OTLLC joint venture ground.  Diamond drilling of a Cretaceous covered area, located 7 kilometres north of Hugo North Extension and to the west of Ulaan Khud, commenced June 25, 2012.  Twenty-nine shallow initial holes are planned and when complete the more prospective areas will be filled in with additional holes. Results will be used for locating subsequent diamond drill holes.  Ten holes had been completed to the end of June.

Shivee West

Entrée continues to explore its adjacent 100% owned Shivee West property.  In April 2012, Entrée mobilized a field crew to Mongolia to focus on geological mapping, excavator trenching and sampling in the Argo Zone, Zone III and Khoyor Mod areas.  In total, 22 trenches (1,723 metres) were excavated.  The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 reverse circulation drilling.  The Argo Zone now measures approximately 400 metres long by up to 130 metres wide.  One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values.

Khoyor Mod is a new discovery located approximately 6 kilometres south of Argo and comprises a 250 metre by 300 metre area of quartz stockwork within Devonian sediments.  The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67 – 505 ppm) and is indicative of a porphyry target.

USA

Ann Mason, Nevada

Entrée’s second major project is the Ann Mason Project in the Yerington district of Nevada.  The Ann Mason Project includes the Ann Mason copper-molybdenum deposit, the Blue Hill copper oxide target, and several early-stage copper targets, including Blackjack, Roulette and Minnesota.

•	Preparation of the Preliminary Economic Assessment (“PEA”) is currently underway.

•
Drilling results from the final three Ann Mason drill holes (Holes -028, -029 and -030) were released on July 30, 2012.  These results extended mineralization to the west and to depth.  These results were not part of the resource estimate released at the end of March 2012 but will be included in an updated resource estimate as part of the PEA.

•
Metallurgical testing of two additional, Ann Mason chalcopyrite-pyrite sulphide core composite samples, averaging 0.20% and 0.28% copper, respectively.  Locked cycle flotation testing on a 105 micron grind size showed 92% copper recovery on both samples into a 21-25% copper concentrate.

•
Metallurgical recoveries ranging from 82.7% to 87.0% copper have been returned from column leach tests of four crushed drill core composites from the Blue Hill oxide target, located 2 kilometres northwest of the Ann Mason deposit.

Corporate Highlights

•	Gorden Glenn was appointed to the board of directors of Entrée on June 18, 2012. Mr. Glenn has over 20 years of mining, exploration and investment banking experience.

•
On May 2, 2012, the Company replaced its existing alliance agreement with Empirical Discovery, LLC, with an agreement pursuant to which the Company will purchase a 100% interest in the Lordsburg and Oak Grove properties in New Mexico, subject to a 2% net smelter return (“NSR”) royalty.  The aggregate purchase price for the properties is $100,000 and 500,000 shares of the Company.  Each NSR royalty may be bought down to 1% for $1 million if the option is exercised on or before January 1, 2015.  The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension.  The buydown price and extension payments are payable in cash or a combination of cash and common shares of the Company at the Company’s election.

•
Through a combination of staking and purchase agreements, the Company has acquired or entered into agreements to acquire a total of 63 unpatented and patented lode claims within or contiguous to the boundaries of its Ann Mason Project, for aggregate consideration of $3,621,170 and 40,000 common shares.  In order to complete the acquisition of these additional claims, Entrée is required to pay $1,500,000 by September 13, 2012.

•
Subsequent to June 30, 2012, Entrée acquired a 100% interest in 17 patented lode claims within the boundaries of the Ann Mason Project for $100,000 and a 2% NSR royalty on the claims.  These claims are located approximately 5 kilometres north of the Blue Hill target.

For the three months ended June 30, 2012, net loss decreased to US$3,244,705 compared to a net loss of US$3,617,950 in the three months ended June 30, 2011.  During the three months ended June 30, 2012, Entrée incurred slightly lower operating expenditures, primarily from decreased general and administrative expenses relative to the three months ended June 30, 2011.  These decreases were offset by a recorded deferred income tax recovery in the period, decreased loss from the Entrée-OTLLC Joint Venture and a gain on sale of mineral property interests.

SELECTED FINANCIAL INFORMATION

	As at June 30, 2012 (US$)	As at June 30, 2011 (US$)
Working capital (1)	10,512,000	13,471,418
Total assets	67,332,879	74,086,807
Total long term liabilities	12,878,412	14,859,171
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Company’s Interim Financial Statements and accompanying management’s discussion and analysis for the quarter ended June 30, 2012 and its Annual Information Form for the year ended December 31, 2011 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Unless otherwise noted, all figures in this news release are reported in United States dollars.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, has approved this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the world’s premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts a sizeable copper and molybdenum porphyry deposit within an emerging copper camp.  Entrée Gold is preparing a PEA for the Ann Mason Deposit to assess the economic viability of this asset.

Rio Tinto and Turquoise Hill (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production and capital expenditures, the availability of project financing, the potential for the expansion of existing deposits in which Entrée has an interest, plans to prepare and potential timing for release of an updated resource estimate and PEA on the Ann Mason Project, potential metallurgical recoveries, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.